PROTALEX, INC.

131 Columbia Turnpike, Suite 1

Florham Park, New Jersey 07932

August 29, 2018

FILED BY EDGAR

United States Securities and Exchange Commission,

Division of Corporate Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	Protalex, Inc.

Withdrawal of Form S-1 Registration Statement, SEC File No.: 333-206008,
originally filed July 31, 2015, as amended (the “Registration Statement”)

Dear Ms. Garnett:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, the Company hereby requests that the Securities and Exchange Commission consent to the withdrawal of the Registration Statement together with all exhibits thereto. No securities were offered or sold pursuant to the Registration Statement.

Questions concerning this application for withdrawal may be directed to the Company’s legal counsel, Kenneth S. Rose of Morse, Zelnick, Rose & Lander, LLP, at (212) 838-5030.

Thank you for your assistance in this matter.

Very truly yours,

/s/ ARNOLD P. KLING

Arnold P. Kling, President (Principal Executive Officer)